Acies
14 wall street, suite 1620
new york, ny 10005
tel. 800.361.5540

August 25, 2006

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Kathleen Collins, Accounting Branch Chief
David Edgar, Staff Accountant

Dear Ms. Collins and Mr. Edgar:

In our conference call of Wednesday, August 9, the Commission requested that Acies provide a clarification of Section 4, “Credit Risk” of our Marketing Agreement with Chase, which had previously been submitted as an exhibit to our second response in this matter dated December 5, 2005. This clarification is presented in Section I below. In addition, in a follow-up call initiated by Mr. Edgar and you, you requested that we provide further clarification relating to two examples, for which we present a response in Sections II and III below. In your review of this document, please consider this in combination with the content of our three previous written responses and our two conference calls.

I, Credit Risk

Each of paragraphs (a) through (e) correspond to Section 4, Paragraphs (a) through (e) of the Marketing Agreement between Acies and Chase:

As Per Chase Agreement:
(a) The Service Providers shall be under no obligation to enter into a Merchant Agreement with any Merchant solicited by ISO. The decision as to whether to enter into a Merchant Agreement shall be at the sole discretion of the Service Providers. Furthermore, in the event the Service Providers do enter into a Merchant Agreement with a prospective Merchant, the Service Providers may terminate such Merchant Agreement(s) in accordance with the terms thereof.

Acies Clarification:
(a)
Chase is not required to accept new merchant accounts submitted by Acies which do not conform to underwriting guidelines. If Chase decides not to accept a new account submitted for placement in our portfolio, Acies may choose to place the account elsewhere (e.g., Paymentech). This is why Acies has multiple processing partners.

As Per Chase Agreement:
(b)
The Service Providers will perform credit reviews on prospective Merchants and ISO understands that the Service Providers will not accept those Merchants who do not meet the Program Standards or other credit criteria set forth by the Service Providers. The Service Providers may refuse to execute a Merchant Agreement with any prospective Merchant for any reason. The Service Providers will assume the risks associated with the Bankcard processing relationship for those Merchants with a valid Merchant Agreement signed by the Service Providers, except as otherwise provided herein.

Acies Clarification:
(b)
Acies compiles merchant information, performs preliminary underwriting of new accounts, and submits a package which is underwritten for Chase. As per this agreement, Chase may perform its own review and may decline acceptance of a merchant on that basis. If we disagree with the results of the Chase review, we may choose to place the account with a different partner.

Chase assumes the risks related to the base transaction amounts for merchants who are not in compliance with the merchant agreement or who “disappear” to the point of there being a loss. Acies assumes the risks relating to transaction, processing and other fees chargeable to the merchant and the related expenses paid to third parties (as per schedule A to the Chase Agreement) including, but not limited to, interchange fees. In other words, Acies assumes the risks relating to all of the items which we currently report as our revenues and our costs of revenues.

As Per Chase Agreement:
(c)
ISO shall be liable to the Service Providers for all losses associated with Merchant relationships with the Service Providers, where the application submitted by ISO contains significant inaccuracies or omissions the absence or disclosure of which could have permitted the Service Providers to avoid the loss, in the sole good faith judgment of the Service Providers.

Acies Clarification:
(c)
In the cases referred to in Section 4, Paragraph (c), Acies bears risk for all losses if Chase determines that such loss could have been avoided if the merchant application/agreement had been completed in the proper fashion. This indicates that Acies is at risk for all losses (including base transaction amounts as well as fees) should the merchant supply fraudulent, inaccurate or incomplete information on the application/agreement.

As Per Chase Agreement:
(d)
ISO shall be responsible for all losses and expenses associated with Merchant relationships when the application or Merchant Agreement was not signed by an individual with proper authority to sign such Agreement, or the signature on either the application or Merchant Agreement is alleged to be a forgery.

Acies Clarification:
(d)
Same ramifications as Paragraph (c), except this relates to the signatory’s propriety and authority. This means that if the signer of the application/agreement holds him or her self out to be of proper authority to enter such agreement on the merchant’s behalf, or forges the signature of someone who does have proper authority to do so, and it turns out that he or she is not, then Acies bears the risks for all losses and expenses, including any transaction amounts.

As Per Chase Agreement:
(e)
No assignee for the benefit of creditors, successor in interest, custodian, receiver, trustee in bankruptcy, debtor in possession, sheriff or any other officer of a court, or other person charged with taking custody of a party’s assets or business, shall have any right to continue or to assume or to assign this Agreement.

Acies Clarification:
(e) Restricts the assignment of the Chase Agreement by Acies to another party.

II. Example of a “Negative” Transaction

In a merchant transaction for a negative amount, e.g., if merchandise which had been sold to a consumer for $100.00 was returned to the merchant for a refund, the following would take place:
•
Transaction and processing fees, including those related to interchange, are charged to a merchant for every transaction, including sales and returns/refunds. The fees are typically based on the absolute amount of a transaction, whether positive or negative.

•
The merchant’s bank account would be debited for the refunded amount ($100.00) and for transaction and processing fees, including those related to interchange (assume $2.50 aggregate). The merchant would have paid $2.50 on the original sale (and credited $97.50 upon settlement) and $2.50 on the return transaction (and debited $102.50).

•
If, upon processing the negative transaction, the merchant no longer exists, its bank account has been closed or there are insufficient funds against which the $102.50 is to be debited, then Acies is informed via e-mail that there has been an “ACH Reject”.

•
It is Acies’ responsibility to assist in the recovery effort, including but not limited to locating the merchant’s principals. If we cannot, the item is turned over to First Data’s collections group. If First Data cannot recover, then the item is written off by the bank in the amount of $100.00, and the merchant (and principals thereof) are “TMF’d”, which is an acronym for Terminated Merchant File, which along with other ensuing protocols ensures that the merchant cannot receive credit/debit card processing services in the future.

•
In our current business model whereby we pay an up-front fee upon setting up the merchant to “lay off” the risk, we are not liable for the $100.00 in this example. Acies is, however, liable for the $2.50, the amount that equates to our revenue derived from the transaction. We are responsible for paying all of the transaction and processing fees, including interchange, which need to be paid to Chase, First Data, the card association and the card-issuing bank. Acies is at risk for all of its gross revenues and expenses resulting from the transaction.

III. Example of a Chargeback Transaction

A chargeback transaction may occur for a variety of reasons, but for purposes of this example, we assume that upon receiving a monthly bank card statement, a consumer disputes the validity of a particular transaction with one of our merchants. The following takes place:
•	The consumer contacts the issuing bank to dispute the charge. The issuing bank in turn contacts First Data to give notification of the dispute.
•
First Data generates, on Acies’ behalf and letterhead, a Retrieval Request Letter which is issued to the merchant. This letter requests that the merchant supply supporting documentation for the item under dispute, and generally has approximately 14 days to comply with the request.

•
If the merchant complies with the request and supplies the appropriate information, an investigation is performed by the issuing bank which renders a decision regarding the validity of the disputed item.

•
If the merchant does not comply with the request in the allotted time period, then the merchant’s bank account is debited for the original transaction amount as well as chargeback fees, retrieval fees, and collection fees.

•
If the merchant no longer exists, has “disappeared”, or its bank account either no longer exists or has insufficient funds, then there is a scenario similar to that outlined above in Paragraph I, wherein the issuing bank is responsible for the disputed base transaction amount, and Acies is responsible for, and at risk for, all transaction and processing fees associated with the transaction.

Acies would also like to take this opportunity to articulate in writing a point which we raised in our conference call with the Commission, but which has not been included in our previous written communications. We feel that it is extremely important for the readers of our financial statements to be able to view our revenues, costs of revenues and gross margins as we currently report them in order to assess the impact on Acies of industry trends and management decision-making. Perhaps the most critical element in the determination of Acies’ degree of profitability is our pricing. To the extent that pricing is a reflection of the level of competition in our industry, which varies from time to time, reporting gross revenues and explaining fluctuations in those revenues is of great significance in analyzing our business. In addition, given that we have control over merchant pricing, reporting revenues at gross as we have been informs the reader of the financial statements how profitability is impacted by the policies regarding pricing which have been set by management. We have not formally raised this in the past as it may be outside the literal scope of EITF 99-19, but it is nevertheless part of an overarching principle related to giving shareholders and other readers of our financial statements the appropriate level of information.

As always, if you have any further questions or require further information, please do not hesitate to contact us.

Sincerely,

/s/ Oleg Firer
Oleg Firer
President and Chief Executive Officer

/s/ Jeffrey A. Tischler
Jeffrey A. Tischler
Executive Vice President and Chief Financial Officer

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